UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CARTESIAN, INC.
(Name of Subject Company (Issuer))

CARTESIAN HOLDINGS, INC.
(Offeror)

CARTESIAN HOLDINGS, LLC
(Parent of Offeror)

Blackstreet Capital Holdings, LLC
(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.005 PER SHARE
(Title of Class of Securities)

146534102
(CUSIP Number of Class of Securities)

Murry Gunty
President

Cartesian Holdings, Inc.
5425 Wisconsin Ave, Suite 701
Chevy Chase, Maryland 20815
(240) 223-1333
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Katherine J. Blair Manatt, Phelps & Phillips, LLP 11355 W. Olympic Blvd., Los Angeles, CA 90064 (310) 312-4252	Alan M. Noskow Manatt, Phelps & Phillips, LLP 1050 Connecticut Ave. NW, Suite 600 Washington, DC 20036 (202) 585-6525

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,754,827.60	$467.48

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying 9,387,069 issued and outstanding shares of common stock, par value $0.005 (the “Shares”), of Cartesian, Inc., a Delaware corporation (“Cartesian”), multiplied by the offer price of $0.40 per Share. The calculation of the filing fee is based on information provided by Cartesian as of April 10, 2018.

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Cartesian Holdings, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.005 per share (“Shares”), of Cartesian, Inc., a Delaware corporation (“Cartesian”), at a price of $0.40 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated April 10, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

The Agreement and Plan of Merger, dated as of March 21, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreement, dated as of March 21, 2018 (as it may be amended from time to time, the “Tender and Support Agreement”), with certain stockholders, which is attached as Exhibit (d)(6) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a)      Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Cartesian, Inc.
7300 College Boulevard, Suite 302
Overland Park, Kansas 66210
(913) 345-9315

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER – Section 6 (“Price Range of Shares; Dividends”)

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER – Section 8 (“Certain Information Concerning Parent and Merger Sub”)

SCHEDULE I – Information Relating to Parent and Merger Sub

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a)       Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a)      Transactions.

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cartesian”)

(b)      Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cartesian”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Cartesian”)
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)      Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER – Section 12 (“Purpose of the Offer; Plans for Cartesian”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cartesian”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Cartesian”)
THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER —	Section 14 (“Dividends and Distributions”)
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a)      Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)

(b) and (d) Conditions; Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a)      Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Cartesian”)

SCHEDULE I—Information Relating to Parent and Merger Sub

(b)      Securities Transactions. None.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a)      Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 18 (“Fees and Expenses”)
ITEM 10.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a)      Financial Information. Not Applicable.

(b)      Pro Forma Information. Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(a)       Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cartesian”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for Cartesian”)
THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)
THE TENDER OFFER —	Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)      Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Regulation M-A Item 1016

See Exhibit Index.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2018

CARTESIAN HOLDINGS, INC.

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	President

CARTESIAN HOLDINGS, LLC

By:	Blackstreet Capital Holdings, LLC, its Manager

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Chief Executive Officer

BLACKSTREET CAPITAL HOLDINGS, LLC

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 10, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)
Press Release of Cartesian, Inc., dated March 22, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 22, 2018).

(a)(1)(G)	Press Release dated April 10, 2018.

(d)(1)
Agreement and Plan of Merger, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(2)
Amendment No. 2 to Amended and Restated Rights Agreement, dated as of March 21, 2018, by and between Cartesian, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(3)
Term Loan Note for Working Capital, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(4)
Security Agreement, dated as of March 21, 2018, by and among Cartesian, Inc., Cambridge Strategic Management Group, Inc., TWG Consulting, Inc. and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(5)
Debenture Agreement covering the Term Loan Note for Working Capital Note, dated March 27, 2018 and effective as of March 21, 2018, by and among Cartesian Limited, Farncombe Technology Limited, Farncombe Engineering Services LTD, Cambridge Aventis Limited, and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(6)
Tender and Support Agreement, dated as of March 21, 2018, by and among Cartesian Holdings, LLC, Cartesian Holdings, Inc. and Certain Stockholders of Cartesian, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

(d)(7)	Non-Disclosure Agreement, dated November 28, 2017, by and between Blackstreet Capital Holdings, LLC and Cartesian, Inc.